Exhibit 99.2
Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, Canada M9B 6C7	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2012 Financial Statements

March 28, 2013

MANAGEMENT’S REPORT
March 28, 2013

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the consolidated financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.  The consolidated financial statements have been audited by Collins Barrow Toronto LLP, Chartered Accountants.  Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

Jim Moskos CEO	Tam Nguyen CFO

Northcore Technologies Inc. 2

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Northcore Technologies Inc.

We have audited the accompanying consolidated financial statements of Northcore Technologies Inc., and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northcore Technologies Inc., and its subsidiaries, as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast substantial doubt about Northcore Technologies Inc.'s, and its subsidiaries, ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
March 28, 2013
Toronto, Ontario

Northcore Technologies Inc. 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at December 31, 2012 and 2011 (in thousands of Canadian dollars)

	2012	2011

ASSETS
CURRENT
Cash	$21	$1,760
Short-term investments (Note 4)	41	-
Accounts receivable	171	187
Deposits and prepaid expenses	51	40
	284	1,987
INVESTMENT IN JOINT VENTURES (Note 5)	196	24
CAPITAL ASSETS (Note 6)	86	91
INTANGIBLE ASSETS (Note 7)	1,058	807
GOODWILL (Note 8)	1,091	-
TOTAL ASSETS	$2,715	$2,909

LIABILITIES
CURRENT
Operating line of credit (Note 4)	$33	$-
Accounts payable	448	239
Accrued liabilities	197	173
Deferred revenue	56	3
Current portion of contingent consideration (Note 8)	71	-
	805	415
CONTINGENT CONSIDERATION (Note 8)	63	-
TOTAL LIABILITIES	868	415
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	118,332	117,359
Contributed surplus	4,149	3,586
Warrants (Note 12)	273	836
Stock options (Note 13)	4,099	3,690
Deficit	(125,006)	(122,977)
TOTAL SHAREHOLDERS’ EQUITY	1,847	2,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,715	$2,909

Going concern (Note 2)
Commitments and contingencies (Note 17)

On behalf of the Board:

Jim Moskos Director	Christopher Bulger Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars, except per share amounts)

	2012	2011	2010

Revenues (Note 14)	$1,362	$785	$582

Other income:
Income from GE Asset Manager, LLC (Note 5 (a))	82	69	43
Operating expenses:
General and administrative	1,685	1,670	1,440
Customer service and technology	1,113	726	734
Sales and marketing	225	260	188
Stock-based compensation (Note 13 (b))	425	1,873	517
Depreciation and amortization	61	32	22
Total operating expenses	3,509	4,561	2,901
Loss from operations	(2,065)	(3,707)	(2,276)

Finance costs:
Cash interest expense (Note 9 (c))	-	103	154
Accretion of secured subordinated notes (Note 9 (c))	-	124	115
Total finance costs	-	227	269
Other expenses:
Gain on settlement of debt (Note 9 (e))	-	-	(57)
Provision for impaired investment (Note 5 (c))	-	-	544
Total other expenses	-	-	487
Loss before recovery of income taxes	(2,065)	(3,934)	(3,032)
Recovery of income taxes	(36)	-	-
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,029)	$(3,934)	$(3,032)
LOSS PER SHARE, BASIC AND DILUTED	$(0.009)	$(0.020)	$(0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	232,715	196,180	162,899

SUPPLEMENTAL DISCLOSURE OF OPERATING EXPENSES – See Note 18 (b)

See accompanying notes to consolidated financial statements

Northcore Technologies Inc. 5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY As at December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance – January 1, 2010	$110,240	$3,074	$490	$1,435	$-	$547	$(116,011)	$(228)
Changes:
Conversion of notes	117	-	41	-	-	(89)	-	69
Equity private placement	461	-	164	-	-	-	-	625
Equity line of credit	(308)	-	562	-	-	-	-	254
Exercise of warrants	202	-	(32)	-	-	-	-	170
Expiry of warrants	-	391	(391)	-	-	-	-	-
Payment of interest	48	-	-	-	-	-	-	48
Exercise of stock options	7	-	-	(3)	-	-	-	4
Stock-based compensation	-	-	-	517	-	-	-	517
Loss for the period	-	-	-	-	-	-	(3,032)	(3,032)
Closing balance – December 31, 2010	$110,767	$3,462	$834	$1,949	$-	$458	$(119,043)	$(1,573)

Changes in 2011:
Conversion of notes	1,081	-	207	-	-	(458)	-	830
Equity private placement	456	-	149	-	108	-	-	713
Acquisition of intellectual properties	630	-	-	-	-	-	-	630
Warrants issued for debt settlement	-	-	200	-	-	-	-	200
Exercise of warrants	3,854	-	(477)	-	-	-	-	3,377
Exercise of compensation options	241	-	47	-	(108)	-	-	180
Expiry of warrants	-	124	(124)	-	-	-	-	-
Payment of interest	1	-	-	-	-	-	-	1
Exercise of stock options	329	-	-	(132)	-	-	-	197
Stock-based compensation	-	-	-	1,873	-	-	-	1,873
Loss for the period	-	-	-	-	-	-	(3,934)	(3,934)
Closing balance – December 31, 2011	$117,359	$3,586	$836	$3,690	$-	$-	$(122,977)	$2,494

Changes in 2012:
Shares issued for acquisition of businesses	933	-	-	-	-	-	-	933
Expiry of warrants	-	563	(563)	-	-	-	-	-
Exercise of stock options	40	-	-	(16)	-	-	-	24
Stock-based compensation	-	-	-	425	-	-	-	425
Loss for the period	-	-	-	-	-	-	(2,029)	(2,029)
Closing balance – December 31, 2012	$118,332	$4,149	$273	$4,099	$-	$-	$(125,006)	$1,847

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 6

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	2012	2011	2010
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the year	$(2,029)	$(3,934)	$(3,032)
Adjustments for:
Income from GE Asset Manager, LLC (Note 5 (a))	(82)	(69)	(43)
Stock-based compensation	425	1,873	517
Depreciation and amortization	61	32	22
Recovery of income taxes	(36)	-	-
Cash interest expense	-	103	154
Accretion of secured subordinated notes	-	124	115
Gain on settlement of debt (Note 9 (e))	-	-	(57)
Provision for impaired investment (Note 5(c))	-	-	544
	(1,661)	(1,871)	(1,780)
Changes in non-cash operating working capital (Note 18)	216	(19)	200
	(1,445)	(1,890)	(1,580)

INVESTING
Increase in short-term investments	(1)	-	-
Investment in Dealco (Note 5 (b))	(167)	-	-
Cash distribution from investment in GE Asset Manager, LLC (Note 5 (a))	77	60	60
Purchase of capital assets	(34)	(92)	(6)
Acquisition of intangible assets (Note 7)	(129)	(177)	-
Acquisition of businesses, net of cash acquired (Note 8)	(97)	-	-
	(351)	(209)	54

FINANCING
Stock options exercised (Note 13 (c))	24	197	4
Proceeds from operating line of credit (Note 4)	33	-	-
Proceeds from issuance of notes payable	-	-	859
Repayment of notes payable (Note 9)	-	(530)	(465)
Issuance of equity and compensation units (Note 11)	-	1,018	1,008
Share issuance costs (Note 11 (d))	-	(125)	(129)
Warrants exercised (Note 12 (c))	-	3,377	170
Interest paid	-	(129)	(80)
	57	3,808	1,367
NET CASH INFLOW (OUTFLOW) DURING THE YEAR	(1,739)	1,709	(159)
CASH, BEGINNING OF YEAR	1,760	51	210
CASH, END OF YEAR	$21	$1,760	$51

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 18

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc. 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

1. DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC (“GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

2. GOING CONCERN

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence beyond 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, and the reported losses and the classifications used in the statements of financial position.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These consolidated financial statements have been prepared on a historical cost basis other than certain financial assets and liabilities measured at fair value.

These statements were authorized for issuance by the Board of Directors of the Company on March 28, 2013.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Envision Online Media Inc., Kahootkids! Inc., and ADB USA Inc.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Northcore Technologies Inc. 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Foreign Currencies
The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.  The functional currency of the Company’s foreign subsidiaries is the Canadian dollar.  The Company translates monetary assets and liabilities at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except depreciation of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates.

Prior to January 1, 2010, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  On January 1, 2010, the Company early adopted IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities, and accounted for the investment using the equity method of accounting in accordance with IAS 28 (as amended), Investments in Associates.  As a result of the early adoption, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.  Additionally, as required under IFRS 11, the Company was required to early adopt IFRS 10 and IFRS 12, IAS 27 (as amended) and IAS 28 (as amended).

Equity method investees are entities over which the Company has significant influence, but not control.  Generally, the Company has a shareholding of between 20 percent and 50 percent of the voting rights in its equity method investees.  Investments in equity method investees are accounted for using the equity method as follows:

●	Investments are initially recognized at cost;
●	The Company’s share of post-acquisition profits or losses is recognized in the income statement and is adjusted against the carrying amount of the investments;
●
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

●	Gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities.

Capital Assets and Depreciation
Capital assets are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware                                          3 years
Computer software                                           1 year or life of the license
Furniture and fixtures                                      5 years
Leasehold improvements                                Shorter of useful life or life of the lease

Intangible Assets
Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.  Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual properties                                               5 - 10 years

Intellectual properties are comprised of customer lists, trade names and acquired technologies.  Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Northcore Technologies Inc. 9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Research and Product Development Costs
The Company incurs costs associated with the design and development of new products.  Expenditures during the research phase are expensed as incurred.  Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria are met: i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, ii) its intention to complete the intangible asset and use or sell it, iii) its ability to use or sell the intangible asset, iv) how the intangible asset will generate probable future economic benefits, v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise they are expensed as incurred.  During the year ended December 31, 2012, the Company capitalized $129,000 of development costs in connection with the Discount This Platform (See Note 7).

The costs of software internally developed for client applications through e-commerce enabling agreements and software licensing are expensed as incurred.  The costs associated with maintaining computer software programs are also recognized as an expense as incurred.

Impairment
Impairments are recorded when the recoverable amount of assets are less than their carrying amounts.  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit, for which the estimated future cash flows from the asset were not adjusted. Certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of future revenues, timing and quantum of future capital expenditure, long-term growth rates of subscribers and discount rates, to reflect the risks involved. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

The carrying values of capital and intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Goodwill is not subject to amortization but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

In addition, long-lived assets that are not amortized, such as equity investments, are subject to an annual impairment assessment.  Assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Cash-generating units (CGU) to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Stock-based Compensation
The Company has a stock option plan for directors, officers and employees.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The estimated fair value of each tranche is measured at the date of the grant using the Cox-Rubinstein binomial valuation model.  Compensation expense is recognized over the tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to stock options.  Performance based options are expensed based upon achievement of specific criteria.  The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately.  When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from stock options to share capital.

Northcore Technologies Inc. 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

For equity-settled share-based payment transactions, the Company measures the goods and services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instrument granted.

Financial Instruments with Separate Components
The secured subordinated notes are segregated into their debt and equity components at the date of issue.  The fair value of the debt component was calculated using market rates at the time the financial instrument was issued.  The remaining component, representing the value ascribed to the convertible feature, has been included in equity.  The difference between the face value and the ascribed value of the debt, is accreted to the original face value of the secured subordinated notes over the respective terms of the notes and charged to the consolidated statements of comprehensive income and loss as interest expense based on the effective interest method.

Financial Instruments
Financial instruments are classified into one of these five categories: financial assets or liabilities at fair value through profit or loss (FVTPL); held-to-maturity; loans and receivables; available-for-sale financial assets; or financial liabilities measured at amortized cost.  All financial instruments, including derivatives, are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: financial assets or liabilities at FVTPL are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.  Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  The operating line of credit, accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.  Cash, short-term investments and contingent consideration are designed as FVTPL.  The Company had neither available-for-sale, nor held-to-maturity instruments during the years ended December 31, 2012, 2011 and 2010.

The Company had no “other comprehensive income or loss” transactions during the years ended December 31, 2012, 2011 and 2010 and no opening or closing balances for accumulated other comprehensive income or loss.

Northcore Technologies Inc. 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Revenue Recognition
The Company’s revenues are derived from services (application and web development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:

●	The amount of revenue can be measured reliably;
●	The stage of completion can be measured reliably;
●	The receipt of economic benefits is probable; and
●	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
●	The amount of revenue can be measured reliably;
●	The risks and rewards of ownership have been transferred to the buyer;
●	The receipt of economic benefits is probable; and
●	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

●	Application and Web Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

●	Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

●	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

●	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

●	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

Northcore Technologies Inc. 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

Loss Per Share
For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method.  The determination of deferred tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized.

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements.  Significant estimates made by the Company include the determination of identifiable assets in the business combination, the useful lives of intangible assets, the recoverable amount of intangible assets and goodwill, contingent consideration, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company performed tests for impairment of goodwill at December 31, 2012.  The goodwill recorded in the consolidated financial statements relates to the acquisition of Envision and Kahootkids!.  The recoverable amount was estimated based on an assessment of its value in use using a discounted cash flow approach. The Company has made certain assumptions in determining the cash flow projections based on budgets approved by management and include management’s best estimate of expected market conditions. The cash flow projections include certain key assumptions regarding expected gross margins, current income tax rates and the purchase of property and equipment required to achieve revenue projections. The cash flow projections are discounted using the weighted average costs of capital that considers the uncertainties about the industry and assumptions relating to the sensitivity of the cash flows, depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

The Company determines the fair value stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

Northcore Technologies Inc. 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

●
IFRS 7, Financial Instruments: Disclosures was amended by the IASB in December 2011 to provide additional information about offsetting of financial assets and financial liabilities.  Additional disclosures will be required to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on the entity’s financial position.  The amendments are effective for annual periods beginning on or after January 1, 2013.

●
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

●
IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013.

●
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with U.S. GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

4. SHORT-TERM INVESTMENTS AND OPERATING LINE OF CREDIT

Short-term investments include a Guaranteed Investment Certificate (GIC) of $41,000 with an annual interest rate of 0.75 percent.  The short-term investment is currently used as security for the Canadian Imperial Bank of Commerce (“CIBC”) in connection with the operating line of credit.

The Company has an operating line of credit of $150,000 available with CIBC.  The line of credit bears interest at CIBC prime rate plus 1.75 percent and is due on demand.  The line of credit is secured by a GIC in the amount of $41,000, a general security agreement over the assets of the Company and a personal guarantee from a director.  The balance in the operating line of credit as at December 31, 2012 is $33,000 (2011 - $nil).

Northcore Technologies Inc. 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

5. INVESTMENTS IN JOINT VENTURES

a)	Investment in GE Asset Manager, LLC
On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC (“GEAM”).  The principal office of GEAM is located at 44 Old Ridgebury Road, Danbury, Connecticut.  The joint business venture develops and markets asset management technology solutions to customers in a broad range of industries.

During the year ended December 31, 2012, the Company’s share of income from GEAM and cash distributions were $82,000 (2011 - $69,000, 2010 - $43,000) and $77,000 (2011 - $60,000, 2010 - $60,000), respectively.  The Investment in GEAM balance as at December 31, 2012 is $29,000 (December 31, 2011 - $24,000).

The following is a summary of the statement of financial position as at December 31, 2012 and 2011, and the statement of operations and cash flows of GEAM for each of the years in the three year period ended December 31, 2012.

GE ASSET MANAGER, LLC	December 31, 2012	December 31, 2011
	(in thousands)
Statement of Financial Position
Assets Cash	$10	$91
Accounts receivable	54	13
Total assets	$64	$104
Liabilities and Equity
Accounts payable	$7	$-
Deferred revenue	-	55
Equity	57	49
Total liabilities and equity	$64	$104

GE ASSET MANAGER, LLC	2012	2011	2010
Statement of Operations	(in thousands)
Operating revenue	$172	$147	$104
Operating expenses	(8)	(9)	(18)
Net income	$164	$138	$86

GE ASSET MANAGER, LLC	2012	2011	2010
Statement of Cash Flows	(in thousands)
Operating activities	$(81)	$11	$50
Investing activities	-	-	-
Financing activities	-	-	-
Net cash inflows (outflows)	$(81)	$11	$50

Northcore Technologies Inc. 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

b)	Investment in Dealco Inc.
During the year ended December 31, 2012, the Company subscribed for a 50 percent interest in Dealco Inc. (“Dealco”) by paying $150,000 cash, with 2170773 Ontario Limited and Jety Holdings Inc., each holding 25 percent interest in the Dealco.  Dealco was incorporated under the laws of the Province of Ontario with its principal office located at 1152 Yonge Street, Toronto, Ontario.  Dealco is a Toronto based technology company servicing the daily deal and online e-commerce industries.

The Company incurred transaction costs in the amount of $17,000 and recorded as part of the initial investment.  The investment in Dealco balance as at December 31, 2012 is $167,000.  There were no significant operations in Dealco during the period from inception to December 31, 2012.

c)	Investment in Southcore Technologies Limited
During the year ended December 31, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.  The contingent shares were cancelled and the investment in Southcore was wound-up during the year ended December 31, 2010.

6. CAPITAL ASSETS

The following summarizes the change in carrying values of capital assets:

	Computer Hardware	Computer Software	Furniture and Fixtures	Leasehold Improvements	Total
				(in thousands)
Cost:
January 1, 2011	$139	$15	$-	$27	$181
Additions	38	-	11	43	92
December 31, 2011	$177	$15	$11	$70	$273
Acquisition of Envision	1	1	5	1	8
Additions	11	23	-	-	34
December 31, 2012	$189	$39	$16	$71	$315
Accumulated depreciation:
January 1, 2011	$114	$9	$-	$27	$150
Depreciation for the year	20	6	1	5	32
December 31, 2011	$134	$15	$1	$32	$182
Depreciation for the year	27	3	3	14	47
December 31, 2012	$161	$18	$4	$46	$229
Carrying amount:
January 1, 2011	$25	$6	$-	$-	$31
December 31, 2011	$43	$-	$10	$38	$91
December 31, 2012	$28	$21	$12	$25	$86

Northcore Technologies Inc. 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

7. INTANGIBLE ASSETS

a)	Intangible assets are comprised of the following:

	2012	2011
	(in thousands)
Discount This Group Purchase Platform (Note 7 (b))	$936	$807
Envision Customer List (Note 7 (c))	28	-
Envision Trade Name (Note 7 (c))	60	-
Kuklamoo Technology (Note 7 (d))	48	-
Amortization of intangible assets	(14)	-
	$1,058	$807

b)	Discount This Group Purchase Platform
On December 28, 2011, the Company acquired all the Intellectual Property of Discount This Holdings Limited (“Discount This”), commonly known as the “Discount This Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction. The balance of the Discount This Group Purchase Platform as at December 31, 2011 was $807,000.

During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Discount This Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of the Discount This Group Purchase Platform as at December 31, 2012 is $936,000.

Management has determined the estimated useful life of the Discount This Group Purchase Platform to be 5 years.  Starting in 2013, amortization will be recorded on a straight-line basis over the useful life of 5 years as the commercialization of the Discount This Group Purchase Platform is expected to begin.  If the Discount This Group Purchase Platform is sold or licensed to a third party within the two year period following December 28, 2011, Discount This will be entitled to an additional cash payment of 10 percent of the associated proceeds.  No amounts have been accrued as at December 31, 2012 (2011 - $nil).

c)	Envision Customer List and Trade Name
The Envision Customer List and Trade Name were acquired in connection with the acquisition of Envision on March 27, 2012.  The fair values of the Envision Customer List and Trade Name are $28,000 and $60,000, respectively, and were determined by an independent third party valuation (See Note 8).  Management has determined the useful life of the Envision Customer List and Trade Name to be 10 years.  Amortization was recorded on a straight-line basis over the useful life of 10 years.

d)	Kuklamoo Technology
Kuklamoo Technology was acquired in connection with the acquisition of Kuklamoo on March 27, 2012.  The fair value of the Kuklamoo Technology of $48,000 was determined by an independent third party valuation (See Note 8).  Management has determined the useful life of the Kuklamoo Technology to be 5 years.  Amortization was recorded on a straight-line basis over the useful life of 5 years.

Northcore Technologies Inc. 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

8. ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kuklamoo, a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

Post acquisition revenues and net income of Envision and Kuklamoo are $695,000 (Services - $547,000, Hosting - $148,000) and $21,000, respectively.  Had this acquisition occurred at the beginning of the fiscal year, revenues and net loss for the twelve months period would have been $868,000 and $27,000, respectively.

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

      Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

      Acquisition Date Fair Values:
Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list (Note 7 (c))	28
Envision trade name (Note 7 (c))	60
Kuklamoo technology (Note 7 (d))	48
Goodwill	1,091
Total Purchase Price	$1,167

Northcore Technologies Inc. 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The change in the purchase price allocation from the quarter ended March 31, 2012 was due to the Company setting up a deferred revenue balance in the amount of $35,000 at the acquisition date.

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a higher tier of business development opportunities.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

9. SECURED SUBORDINATED NOTES AND NOTES PAYABLE

a)
During the year ended December 31, 2008, the Company issued Series N secured subordinated notes with a face value of $600,000.  The Series N notes matured on December 12, 2011, had an annual interest rate of 10 percent and were convertible into equity units at a price of $0.10 per unit.  Interest was payable in cash upon the earlier of each quarter end, conversion, or maturity of the notes.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expired on December 12, 2011.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions were subject to a four month and one day hold period.  The Series N notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by IFRS, the Company separated the liability and equity components of the Series N secured subordinated notes.  The Company determined the fair value of the liability component of the Series N notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing, and has been classified as long-term debt.  The remaining component, representing the value ascribed to the conversion feature, has been included in equity.  The Company determined the fair value of the share and warrant conversion feature at the issue date of the Series N notes using the Cox-Rubinstein binomial valuation model.  Financing costs in the amount of $8,000 were allocated to the liability and equity components in proportion to the allocation of proceeds.  The resulting fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $360,000, $133,000 and $107,000, respectively.  The liability component will be accreted to $600,000 over the term of the Series N notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the year ended December 31, 2011, $600,000 (face value) of the Series N notes (book value of $592,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $131,000 and 6,000,000 warrants valued at $106,000.

Northcore Technologies Inc. 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

b)
During the year ended December 31, 2008, the Company issued Series L secured subordinated notes with a face value of $525,000.  The Series L notes mature on March 31, 2013, have an annual interest rate of 10 percent and are convertible into equity units at a price of $0.10 per unit.  Interest for the first two years is payable in shares upon the earlier of conversion or each anniversary date of the closing date.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of conversion, each anniversary date of the closing date, or maturity.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.15 per warrant.  The warrants expire on the earlier of (i) March 31, 2013 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the TSX was greater than or equal to $0.36 for any 10 consecutive trading days.  Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series L notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by IFRS, the Company separated the liability and equity components of the Series L secured subordinated notes.  The Company determined the fair value of the liability component of the Series L notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing, and has been classified as long-term debt.  The remaining component, representing the value ascribed to the conversion feature, has been included in equity.  The Company determined the fair value of the share and warrant conversion feature at the issue date of the Series L notes using the Cox-Rubinstein binomial valuation model.  Financing costs in the amount of $21,000 were allocated to the liability and equity components in proportion to the allocation of proceeds.  The resulting fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $190,000, $182,000 and $153,000, respectively.  The liability component will be accreted to $525,000 over the term of the Series N notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the year ended December 31, 2009, $20,000 (face value) of the Series L notes (book value of $6,000) were converted into 200,000 equity units represented by 200,000 common shares valued at $8,000 and 200,000 warrants valued at $7,000.

During the year ended December 31, 2010, $145,000 (face value) of the Series L notes (book value of $68,000) were converted into 1,450,000 equity units represented by 1,450,000 common shares valued at $48,000 and 1,450,000 warrants valued at $41,000.

During the year ended December 31, 2011, $360,000 (face value) of the Series L notes (book value of $237,000) were converted into 3,600,000 equity units represented by 3,600,000 common shares valued at $120,000 and 3,600,000 warrants valued at $101,000.

c)
During the year ended December 31, 2012, the Company recorded cash interest expense aggregating $nil (2011 - $103,000, 2010 - $154,000) and interest accretion of $nil (2011 - $124,000, 2010 - $115,000).

Northcore Technologies Inc. 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

d)	The following summarizes the change in the face and carrying values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes (liability component)	2012		2011
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$-	$-	$960	$705
Accreted (non-cash) interest	-	-	-	124
Conversion of notes:
Series N (Note 9 (a))	-	-	(600)	(592)
Series L (Note 9 (b))	-	-	(360)	(237)
Closing balance	$-	$-	$-	$-

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2012		2011
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	-	$-	19,200	$458
Conversion of notes:
Series N (Note 9 (a))	-	-	(12,000)	(237)
Series L (Note 9 (b))	-	-	(7,200)	(221)
Closing balance	-	$-	-	$-

e)
The During the year ended December 31, 2010, the Company reached a settlement agreement with the Series G debt holders by paying $86,000 in full settlement of the outstanding balance of $143,000, which included accrued interest of $17,000 recorded in 2010.  As a result of this transaction, the Company recorded a gain on debt settlement of notes payable of $57,000.

10. INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a deferred tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced to the extent that it is probable that the asset would not be realized.  At December 31, 2012 and 2011, the Company recognized none of the temporary differences noted below.

	2012	2011
	(in thousands)
DEFERRED TAX ASSET
Tax losses carried forward	$7,705	$6,916
Difference in tax and accounting valuations
for capital assets and investments	60	76
	7,765	6,992
Temporary differences not recognized	(7,765)	(6,992)
Deferred tax asset	$-	$-

Northcore Technologies Inc. 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 26.5 percent (2011 – 28 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated below.

	2012	2011
	(in thousands)
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(537)	$(1,112)
Change in enacted rates	(420)	63
Non-deductible interest on subordinated notes	-	35
Stock-based compensation not deductible for tax	113	529
Expiry of warrants	37	-
Impact of business combination	36	-
Loss carry-forwards not recognized	773	414
Other	(38)	71
Recovery of income taxes	$(36)	$-

Tax loss carry-forwards at December 31, 2012 expire as follows:

Year	Amount
(in thousands)
2014	$ 3,047
2015	3,351
2026	2,588
2027	2,050
2028	1,969
2029	1,700
2030	1,741
2031 2032	1,985 1,600
Tax loss carry-forwards that do not expire	9,045
$ 29,076

The Company has net operating loss carry-forwards of $20,031,000 that expire in years 2014 through 2032, and indefinite loss carry-forwards of $9,045,000.  The indefinite loss carry-forwards are comprised of net capital losses from continuing Canadian operations of $3,937,000 and from discontinued operations of $5,108,000, which are available to reduce future year’s capital gains.

Northcore Technologies Inc. 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

11. SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b) Outstanding Common Shares

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	226,598	$117,359	172,170	$110,767
Shares issued pursuant to:
Acquisition of businesses (Note 8)	7,778	933	-	-
Stock options exercised (Note 13 (c))	250	40	1,334	329
Conversion of subordinated notes (Note 9 (a) and (b))	-	-	9,600	1,081
Payment of interest (Note 11 (c))	-	-	6	1
Equity private placements (Note 11 (d))	-	-	10,478	456
Exercise of compensation options (Note 11 (d))	-	-	2,250	241
Warrants exercised (Note 12 (d))	-	-	26,260	3,854
Acquisition of intellectual properties (Note 7 (b))	-	-	4,500	630
Closing balance	234,626	$118,332	226,598	$117,359

c)	Payment of Interest
During the year ended December 31, 2011, accrued interest in the amount of $1,000 relating to Series L notes was settled through the issuance of 6,000 common shares based on an average fair value of $0.18 per share.

d)	Equity Private Placements
During the year ended December 31, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  These warrants were exercised during 2011.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubenstein binomial valuation model.  The resultant pro rata fair values of the 10,478,000 common shares and 10,478,000 warrants, was $607,000 and $231,000, respectively.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitled the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  Using the Cox-Rubenstein binomial valuation model, the Company has determined the fair value of these equity unit options to be $108,000 and included this amount in Other Options.  The Other Options were all exercised during the year ended December 31, 2011.

Total financing costs of $233,000 was recorded as a reduction to Share Capital and Warrants within Shareholders` Equity, in the amount of $151,000 and $82,000, respectively.

During the quarter ended September 30, 2011, proceeds of $180,000 were realized through the exercise of 2,250,000 compensation options.  As a result, the Company issued 2,250,000 common shares valued at $61,000 and 2,250,000 warrants valued at $47,000.

Northcore Technologies Inc. 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

12. WARRANTS

a)	The following table summarizes the transactions within warrants.

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	11,665	$836	15,818	$834
Warrants issued pursuant to:
Warrants expired (Note 12 (b))	(6,000)	(563)	(3,121)	(124)
Conversion of subordinated notes (Note 9 (a) and (b))	-	-	9,600	207
Equity private placements (Note 11 (d))	-	-	10,478	149
Exercise of compensation options (Note 11 (d))	-	-	2,250	47
Debt settlement (Note 12 (c))	-	-	2,900	200
Warrants exercised (Note 12 (d))	-	-	(26,260)	(477)
Closing balance	5,665	$273	11,665	$836

b)	Warrants Expired
During the year ended December 31, 2012, 6,000,000 warrants (book value of $563,000) in connection with an equity line of credit in 2010 expired unexercised and were accordingly cancelled.

During the year ended December 31, 2011, 3,121,000 warrants (book value of $124,000) in connection with private placements in 2009, 2010 and 2011 expired unexercised and were accordingly cancelled.

c)	Warrants Issued For Debt Settlement
During the year ended December 31, 2011, the Company issued 2,900,000 warrants for full settlement of recruiting fees to a third party in the amount of $200,000.  The warrants have an exercise price of $0.315 and an expiry date of June 29, 2013.  This transaction was measured at the fair value of the services received by the Company.

d)	Warrants Exercised
During the year ended December 31, 2011, Series L and N note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants (book value of $477,000) for total proceeds of $3,377,000.

e)	Fair Value of Warrants Issued
The Company determined the weighted average fair value of warrants issued in 2011 using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

2011
Share price	$0.16
Dividend yield	-
Risk free interest rate	1.9%
Volatility	103.6%
Expected term, in years	2.0

Volatility was calculated based on historical volatility of the Company’s share price consistent with the term of the warrants issued.

Northcore Technologies Inc. 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

13. STOCK OPTIONS

a)	The following table summarizes the transactions within stock options.

	2012		2011
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	19,290	$3,690	10,946	$1,949
Granted	6,875	-	10,150	-
Exercised (Note 13 (c))	(250)	(16)	(1,334)	(132)
Forfeited/Cancelled	(6,416)	-	(472)	-
Stock-based compensation expense	-	425	-	1,873
Closing balance	19,499	$4,099	19,290	$3,690

b)	Employee Stock Options
The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 35,000,000 options have been authorized by the Company’s shareholders for issuance under the stock option plan.

The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods of stock options granted.  The options expire between 2013 and 2017.

A summary of the status of the Company’s outstanding options at December 31, 2012 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life (in years)	Number of Options Exercisable (in thousands)
$ 0.09	4,570	4.3	3,838
$ 0.10	4,247	2.3	3,247
$ 0.12	290	1.3	290
$ 0.19	2,420	3.3	2,420
$ 0.20	3,255	2.1	3,255
$ 0.32	4,717	3.4	4,717
	19,499		17,767

The aggregate exercise price for employee options outstanding at December 31, 2012 was approximately $3,432,000 (2011 - $4,079,000).

During the year ended December 31, 2012, the Company granted 6,875,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.09 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.06 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.

During the year ended December 31, 2011, the Company granted 10,150,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.27 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.20 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.

During the year ended December 31, 2010, the Company granted 7,515,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.15 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.09 per option was valued using the Cox-Rubinstein binomial valuation model based on the below assumptions.

Northcore Technologies Inc. 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The Company determined the weighted average fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2012	2011	2010
Share price	$0.09	$0.27	$0.15
Dividend yield	-	-	-
Risk free interest rate	1.5%	2.5%	2.6%
Volatility	114%	100.3%	89.1%
Expected term, in years	4.4	5	5

Volatility was calculated based on historical volatility of the Company’s share price consistent with the term of the options granted.

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2012, the employee stock-based compensation expense was $425,000 (2011 - $1,873,000, 2010 - $517,000).

c)
During the year ended December 31, 2012, total proceeds of $24,000 were realized from the exercise of 250,000 stock options (book value of $16,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.11.

During the year ended December 31, 2011, total proceeds of $197,000 were realized from the exercise of 1,334,000 stock options (book value of $132,000) at an average exercise price of $0.15.  The average trading price at the time of exercise of these options was $0.27.

During the year ended December 31, 2010, total proceeds of $4,000 were realized from the exercise of 45,000 stock options (book value of $3,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.22.

14. REVENUES

Revenues are comprised of the following:

	2012	2011	2010
		(in thousands)
Services	$969	$543	$317
Hosting fees	393	242	255
Royalty fees	-	-	10
	$1,362	$785	$582

Northcore Technologies Inc. 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

15. FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

a)	Financial Instruments

The Company has classified its financial instruments as follows:

	2012	2011
	(in thousands)
Financial Assets:
Fair value through profit and loss
Cash	$21	$1,760
Short-term investments	41	-
Loans and receivables, recorded at amortized cost
Accounts receivable	171	187
Financial Liabilities:
Fair value through profit and loss
Operating line of credit	33	-
Contingent consideration	134	-
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	645	412

The Company had neither available-for-sale, nor held-to-maturity financial instruments as at December 31, 2012 and 2011.

b)	Financial Risk Factors

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S. dollar currencies.  As a portion of the Company’s revenues are realized in U.S. dollars and expenses are transacted in Canadian dollars, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2012, the Company incurred foreign exchange losses in the amount of $7,000 (2011 - $3,000, 2010 - $24,000), which is recorded in general and administrative expenses.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates due to the Company’s debt instruments bearing fixed interest rates, with the exception of the operating line of credit bearing a floating interest rate, which the Company does not consider to be significant.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and short-term investments in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

In 2012, one customer accounted for 31 percent (2011 – two customers accounted for 50 percent and 31 percent, respectively, 2010 – one customer accounted for 75 percent) of total revenues.  At December 31, 2012, no customers accounted for more than 10 percent (2011 – three customers accounted for 42 percent, 18 percent and 12 percent, respectively) of total accounts receivable.

Northcore Technologies Inc. 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The following table summarizes the aging of accounts receivable as at:

	December 31, 2012	December 31, 2011
	(in thousands)
Current	$87	$144
Past due (61-120 days)	46	36
Past due (> 120 days)	38	7
	$171	$187

The allowance for doubtful accounts recorded as at December 31, 2012 was $nil (2011 - $nil), as the majority of amounts past due at December 31, 2012 were subsequently collected.

Fair Value
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company’s financial instruments carried at fair value on the statement of financial position, consists of cash, short-term investments and contingent consideration.  Cash and short-term investments are valued using quoted market prices (Level 1).  There were no financial instruments categorized using observable market inputs (Level 2).  Contingent consideration is valued using valuation techniques using non-observable market inputs (Level 3) as at December 31, 2012.

The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2.  The Company’s accounts payable and accrued liabilities are due within the current fiscal year.  The contingent consideration is due over a period of two years.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

Northcore Technologies Inc. 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

16. CAPITAL DISCLOSURES

The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining sufficient levels of funds, in order to support and further expand upon the Company’s current base of products and services.

The capital structure of the Company consists of debt, net of cash and equity comprised of issued capital, contributed surplus and deficit.  The Company manages its capital structure and makes adjustments to it, based on the level of funds required to manage its operations.  In order to achieve these objectives, the Company invests its excess capital in highly liquid financial instruments.  The Company is required to secure its operating line of credit with a GIC (note 4).

There was no change in the capital management in the year.

17. COMMITMENTS AND CONTINGENCIES

a)	Minimum payments under operating leases are as follows:
Year	Amount (in thousands)
2013	$ 222
2014	196
2015 2016 2017	66 66 50

b)
During the year ended December 31, 2009, the Company entered into a technology licensing agreement with a Fortune 500 company that provides Northcore with access to a portfolio of intellectual property patents over a six year period for a minimum fee of US $260,000 over the term of the agreement.  Minimum payments over the remaining term are as follows: 2013 - $50,000, 2014 - $50,000.

c)
In connection with the acquisition of all the Intellectual Property of Discount This Holdings limited, the Company agreed to pay a 10 percent commission on all proceeds realized, if the Intellectual Property is sold or licensed to a third party within the two year period following the close date of December 28, 2011.

d)	In connection with the acquisition of Kuklamoo, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.

18. SUPPLEMENTAL INFORMATION

a)	Cash Flow
The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2012	2011	2010
	(in thousands)
Accounts receivable	$95	$(36)	$63
Deposits and prepaid expenses	4	(4)	(1)
Accounts payable	108	(161)	69
Accrued liabilities	(9)	182	69
Deferred revenue	18	-	-
	$216	$(19)	$200

Northcore Technologies Inc. 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010
(in Canadian dollars)

The following table summarizes the non-cash financing activities of the Company.

	2012	2011	2010
	(in thousands)
Issuance of common shares for acquisition of businesses (Note 8)	$933	$-	$-
Issuance of common shares in settlement of interest payments (Note 11 (c))	-	1	48
Reduction in debt from conversion of secured subordinated notes (Note 9 (d))	-	(829)	(68)
Reduction in conversion feature from conversion of secured subordinated notes (Note 9 (d))	-	(458)	(89)
Issuance of common shares for acquisition of intangible assets (Note 7 (b))	-	630	-
Issuance of warrants for settlement of trade payables (Note 12 (c))	-	200	-

b)	Employee Benefits
For the year ended December 31, 2012, employee benefits expense amounted to $1,853,000 (2011 - $1,447,000, 2010 - $1,356,000).

19. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, interest payments relating to the secured subordinated notes totaling $nil (2011 - $1,000, 2010 - $1,000) were made to related parties.

Key management personnel compensation, comprised of the Company’s executive officers, is as follows:

	2012	2011	2010
	(in thousands)
Salaries and other benefits	$506	$430	$355
Stock-based compensation	286	741	144
	$792	$1,171	$499

Northcore Technologies Inc. 30

CORPORATE DIRECTORY – DECEMBER 31, 2012

DIRECTORS T. Christopher Bulger Chairman Jim Moskos Chief Executive Officer and Board Member Ryan Deslippe Board Member
CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
11 King Street, West, Suite 700
Toronto, Ontario, M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at December 31, 2012:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX)
    Symbol: NTI

OTC Bulletin Board (OTCBB)
 Symbol: NTLNF

© 2012 Northcore Technologies Inc.

 Northcore Technologies Inc. 31